UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of March 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Paris,   March   14,   2013._   At today’s meeting of the Board of Directors of Veolia Environnement chaired by Mr. Antoine Frérot, the Board decided to propose the following resolutions to the Shareholders’ Meeting:

-	ratification and renewal of the appointment of Ms. Marion Guillou, co-opted as a director at the Board’s meeting on December 12, 2012;
-	renewal of the term of office of the Caisse des dépôts et consignations, represented by Mr. Olivier Mareuse, and of the term of office of Mr. Paolo Scaroni;
-	non-renewal of the term of office of Mr. Philippe Kourilsky, to whom the Board expresses its deepest gratitude for his dedication and quality of work.

The adoption of these resolutions will reduce the number of members of the Board of Directors to sixteen and will increase the percentage of women on the Board to 19%.

A proposal will also be made to the Shareholders’ Meeting to set the age limit for the Vice- Chairman or Vice-Chairmen of the Board of Directors at 75 years.

***

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012.  www.veolia.com
(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Contact Investor Relations

Ronald Wasylec
+ 33 1 71 75 12 23

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 14, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer